Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
WebEx Communications, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-61652 and 333-47892) on Form S-8 and (No. 333-67580) on Form S-3 of WebEx Communications, Inc. of our report dated January 28, 2004, except as to note 10, which is as of February 18, 2004, relating to the consolidated balance sheets of WebEx Communications, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003 which report appears in the December 31, 2003, annual report on Form 10-K of WebEx, Communications, Inc.

KPMG, LLP

Mountain View, California
March 11, 2004